Exhibit 2.2

COTHERIX, INC.

CHANGE IN CONTROL SEVERANCE AGREEMENT

THIS CHANGE IN CONTROL SEVERANCE AGREEMENT (this “Agreement”) is made and entered into by and between CoTherix, Inc., a Delaware corporation (the “Company”), and Donald J. Santel (the “Executive”).

RECITALS

A. The Board of Directors of the Company has approved the Company entering into a severance agreement with the Executive.

B. The Executive is a key executive of the Company.

C. Should the possibility of a Change in Control of the Company arise, the Board believes it is imperative that the Company and the Board be able to rely upon the Executive to continue in his position, and that the Company should be able to receive and rely upon the Executive’s advice, if requested, as to the best interests of the Company and its stockholders without concern that the Executive might be distracted by the personal uncertainties and risks created by the possibility of a Change in Control.

D. In the event the possibility of a Change in Control arises, in addition to his regular duties, the Executive will likely be called upon to assist in the assessment of such possible Change in Control, advise management and the Board as to whether such Change in Control would be in the best interests of the Company and its stockholders, and to take such other actions as the Board might determine to be appropriate.

NOW THEREFORE, to help assure the Company that it will have the continued dedication of the Executive and the availability of his advice and counsel notwithstanding the possibility, threat, or occurrence of a Change in Control of the Company, and to induce the Executive to remain in the employ of the Company in the face of these circumstances and for other good and valuable consideration, the Company and the Executive agree as follows:

Article 1. Term

This Agreement shall be effective as of November 19, 2006 (the “Effective Date”). This Agreement will continue in effect through the second anniversary of the Effective Date. However, upon the first anniversary of the Effective Date and upon each subsequent anniversary of the Effective Date, the term of this Agreement shall be extended automatically for one (1) additional year (such that upon the first anniversary of the Effective Date the term of this Agreement shall be extended through the third anniversary of the Effective Date and so on), unless the Committee delivers written notice prior to such anniversary of the Effective Date to the Executive that this Agreement will not be extended or further extended, as the case may be, and if such notice is given this Agreement will terminate at the end of the term then in progress.

Notwithstanding the foregoing, in the event a Change in Control occurs during the original or any extended term of this Agreement, this Agreement will remain in effect for the longer of: (i) twelve (12) months beyond the month in which such Change in Control occurred;

or (ii) until all obligations of the Company hereunder have been fulfilled, and until all benefits required hereunder have been paid to the Executive. For purposes of clarity, subject to Section 3.1, benefits shall be payable to the Executive under this Agreement only with respect to a single Change in Control of the Company. Accordingly, no Change in Control after the first Change in Control shall be considered for purposes of this Agreement.

Article 2. Definitions

Whenever used in this Agreement, the following terms shall have the meanings set forth below:

(a)	“Accrued Obligations” means:

(i)	any Base Salary that had accrued but had not been paid (including accrued and unpaid time off (including vacation time and floater time)) prior to the Severance Date; and

(ii)	any Annual Bonus earned as of the Severance Date with respect to the fiscal year preceding the year in which the Severance Date occurs (if the Executive was employed by the Company on the last day of that fiscal year) that had not previously been paid.

(b)	“Agreement” means this Change in Control Severance Agreement.

(c)	“Annual Bonus” means the Executive’s annual incentive cash bonus opportunity.

(d)	“Base Salary” means the salary of record paid to the Executive by the Company as annual salary (whether or not deferred), but excludes amounts received under incentive or other bonus plans, reimbursements (including, without limitation, moving, relocation and other expense reimbursements), and all other types of compensation.

(e)	“Beneficiary” means the persons or entities designated or deemed designated by the Executive pursuant to Section 9.2.

(f)	“Board” means the Board of Directors of the Company.

(g)	“Cause” means, as determined by the Board, acting in good faith and based on the information then known to it, the Executive’s:

(i)	unauthorized use or disclosure of the Company’s confidential information or trade secrets, which use or disclosure causes material harm to the Company;

(ii)	material breach of any agreement with the Company, which the Executive has not cured within thirty (30) days of written notice thereof;

(iii)	failure to comply with the Company’s written policies or rules that results or is reasonably expected to result in material harm to the Company, which the Executive has not cured within thirty (30) days of written notice thereof;

(iv)	conviction of, or plea of guilty or nolo contendere to, a felony under the laws of the United States or any State thereof;

(v)	gross negligence or willful misconduct in the scope of the Executive’s services to the Company, which the Executive has not cured within thirty (30) days of written notice thereof; or

(vi)	continued material failure to perform assigned duties as Chief Executive Officer of the Company after receiving written notification of such failure from the Board, which failure the Executive has not cured within thirty (30) days of written notice thereof.

(h)	“Change in Control” means any of the following:

(i)	The consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if persons who were not stockholders of the Company immediately prior to such merger, consolidation or other reorganization own immediately after such merger, consolidation or other reorganization fifty percent (50%) or more of the voting power of the outstanding securities of each of (A) the continuing or surviving entity and (B) any direct or indirect parent corporation of such continuing or surviving entity;

(ii)	The sale, transfer or other disposition of all or substantially all of the Company’s assets;

(iii)	A change in the composition of the Board, as a result of which fewer than fifty percent (50%) of the incumbent directors are directors who either (A) had been directors of the Company on the date 24 months prior to the date of such change in the composition of the Board (the “Original Directors”), or (B) were appointed by the Board, or nominated for election to the Board, with the affirmative votes of at least a majority of the aggregate of (1) the Original Directors who were in office at the time of their appointment or nomination and (2) the directors whose appointment or nomination was previously approved in a manner consistent with this paragraph (B); or

(iv)	Any transaction as a result of which any person is the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing at least fifty percent (50%) of the total voting power represented by the Company’s then-outstanding voting securities.

Notwithstanding the foregoing, in no event shall a transaction or other event that occurred prior to the Effective Date constitute a Change in Control.

(i)	“Code” means the United States Internal Revenue Code of 1986, as amended.

(j)	“Committee” means the Compensation Committee of the Board.

(k)	“Company” means CoTherix, Inc., a Delaware corporation, or any successor thereto as provided in Article 8.

(l)	“Effective Date” has the meaning given to such term in Article 1 hereof.

(m)	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

(n)	“Executive” means the individual identified in the first sentence, and on the signature page, of this Agreement.

(o)	“Good Reason” means, without the Executive’s express written consent, the occurrence of any one or more of the following:

(i)	a change in the Executive’s position with the Company that materially reduces the Executive’s level of authorities, responsibilities or duties (including, without limitation, any change in the Executive’s position such that the Executive is no longer employed in substantially the same position and with substantially the same level of authorities, responsibilities or duties at the ultimate parent corporation in an affiliated group of companies);

(ii)	a reduction in the Executive’s Base Salary by more than ten percent (10%); or

(iii)	receipt of notice that the Participant’s principal workplace will be relocated by more than twenty-five (25) miles.

The Executive’s right to terminate employment for Good Reason shall not be affected by the Executive’s incapacity due to physical or mental illness. The Executive’s continued employment shall not constitute a consent to, or a waiver of rights with respect to, any circumstances constituting Good Reason herein; provided, however, that if the Executive does not terminate employment and claim Good Reason for such termination within ninety (90) days after the Executive has knowledge of an event or circumstance that would constitute Good Reason, then the Executive shall be deemed to have waived his right to claim Good Reason as to that specific fact or circumstance (except that the event or circumstance may be considered for purposes of determining whether any subsequent, separate, event or circumstance constitutes Good Reason; for example, and without limitation, a reduction in the Executive’s authorities that is deemed waived by operation of this clause may be considered for purposes of determining whether any subsequent reduction in the Executive’s authorities (when taken into consideration with the first reduction) constitutes a “material reduction” in the Executive’s level of authorities, responsibilities or duties).

(p)	“Qualifying Termination” has the meaning given to such term in Section 3.2(a).

(q)	“Severance Benefits” means the payments and/or benefits provided in Section 3.3.

(r)	“Severance Date” means the date on which the Executive’s employment with the Company and its subsidiaries terminates for any reason (whether or not as a result of a Qualifying Termination).

(s)	“Subsidiary” means any corporation or other entity a majority of whose outstanding voting stock or voting power is beneficially owned directly or indirectly by the Company.

Article 3. Severance Benefits

3.1. Right to Severance Benefits. The Executive shall be entitled to receive from the Company the Severance Benefits described in Section 3.3 if the Executive has incurred a Qualifying Termination and satisfies the release requirements set forth in Section 3.7.

The Executive shall not be entitled to receive Severance Benefits if his employment terminates (regardless of the reason) before the date of a Change in Control of the Company or more than twelve (12) months after the date of a Change in Control of the Company.

3.2. Qualifying Termination.

(a)	Subject to Sections 3.2(c), 3.4, and 3.5, the occurrence of any one or more of the following events within twelve (12) calendar months following the date of a Change in Control of the Company shall constitute a “Qualifying Termination”:

(i)	An involuntary termination of the Executive’s employment by the Company for reasons other than Cause (and other than on account of the Executive’s death);

(ii)	A voluntary termination of employment by the Executive for Good Reason;

(iii)	A failure or refusal by a successor company to assume by written instrument the Company’s obligations under this Agreement, as required by Article 8; or

(iv)	A repudiation or breach by the Company or any successor company of any of the provisions of this Agreement.

For purposes of determining any benefits payable hereunder, the date on which the succession referred to in clause (iii) becomes effective and the date on which the repudiation or breach referred to in clause (iv) occurs, as applicable, shall be deemed to be the Executive’s Severance Date.

(b)	If more than one of the events set forth in Section 3.2(a) occurs, such events shall constitute but a single Qualifying Termination and the Executive shall be entitled to but a single payment of the Severance Benefits.

(c)	Notwithstanding anything else contained herein to the contrary, the Executive’s Severance Benefits under this Agreement shall be reduced by the severance benefits (including, without limitation, any other change-in-control severance benefits and any other severance benefits generally) that the Executive may be entitled to under any other plan, program, agreement or other arrangement with the Company (including, without limitation, any such benefits provided for by an employment agreement). For purposes of the foregoing, any cash severance benefits payable to the Executive under any other plan, program, agreement or other arrangement with the Company shall offset the cash severance benefits otherwise payable to the Executive under this Agreement on a dollar-for-dollar basis. For purposes of the foregoing, non-cash severance benefits to be provided to the Executive under any other plan, program, agreement or other arrangement with the Company shall offset any corresponding benefits otherwise to be provided to the Executive under this Agreement or, if there are no corresponding benefits otherwise to be provided to the Executive under this Agreement, the value of such benefits shall offset the cash severance benefits otherwise payable to the Executive under this Agreement on a dollar-for-dollar basis. If the amount of other benefits to be offset against the cash severance benefits otherwise payable to the Executive under this Agreement in accordance with the preceding two sentences exceeds the amount of cash severance benefits otherwise payable to the Executive under this Agreement, then the excess may be used to offset other non-cash severance benefits otherwise to be provided to the Executive under this Agreement on a dollar-for-dollar basis. For purposes of this paragraph, the Committee shall reasonably determine the value of any non-cash benefits.

3.3. Description of Severance Benefits. In the event that the Executive becomes entitled to receive Severance Benefits, as provided in Sections 3.1, 3.2 and 3.8, the Company shall pay and provide to the Executive (in addition to the Accrued Obligations) the following:

(a)	The Company will pay to the Executive an amount equal to two (2) times the sum of (i) the Executive’s Base Salary at the highest annualized rate in effect at any time on or before the Executive’s Severance Date, and (ii) the Executive’s target Annual Bonus for the fiscal year in which the Executive’s Severance Date occurs. Notwithstanding the foregoing provisions, if the Executive would be entitled to a greater cash severance payment in the circumstances under the terms of any employment agreement then in effect than the amount determined under the first sentence of this Section 3.3(a), the Executive shall be entitled to such greater cash severance payment only and no additional payment shall be made under this Section 3.3(a); and

(b)	The Company will pay the Executive a pro-rata portion of the Executive’s target Annual Bonus for the fiscal year in which the Executive’s Severance Date occurs (with the pro-rata portion determined based on the number of days the Executive was actually employed by the Company during that fiscal year divided by 365); and

(c)	The Company will pay or reimburse the Executive for his premiums charged to continue medical coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), at the same or reasonably equivalent medical coverage for the Executive (and, if applicable, the Executive’s eligible dependents) as in effect immediately prior to the Severance Date, to the extent that the Executive elects such continued coverage for the Executive and the Executive’s dependents, as applicable; provided that the Company’s obligation to make any payment or reimbursement pursuant to this clause (ii) shall cease upon the first to occur of (a) the date that is twenty-four (24) months after the Severance Date (the “Severance Period”); (b) the Executive’s death; or (c) the date the Executive becomes eligible for coverage under the health plan of a future employer; and

(d)	Notwithstanding any other provision herein or in any other document, any stock option granted by the Company to the Executive, to the extent such award is outstanding and has not vested as of the Executive’s Severance Date, shall automatically become fully vested as of the Severance Date and shall be exercisable in accordance with the termination of employment provisions applicable to such options (including, without limitation, the maximum term of such options); and

(e)	At the election of the Executive, the Company will either (i) pay the Executive a lump sum amount of $15,000 to be used by the Executive for outplacement assistance, tax planning, educational assistance, or similar transition support, or (ii) provide the Executive with the same or similar services through a professional outplacement firm selected by the Company; and

(f)	The Executive will be able to retain his or her blackberry (including any personal calendars and personal contacts contained therein) purchased by the Company, but the Executive will have to pay the Executive’s own continued service costs related thereto.

3.4. Termination Due to Death or Retirement. Termination of the Executive’s employment due to the Executive’s death is not a Qualifying Termination. A voluntary termination of employment by the Executive due to the Executive’s retirement is not a Qualifying Termination. However, if immediately prior to the Executive’s retirement (but not death), the Executive would have experienced a Qualifying Termination if he had terminated at that time, then upon his retirement he shall (subject to Section 3.2(c)) be entitled to the benefits provided by this Agreement for a Qualifying Termination.

3.5. Termination for Cause or by the Executive Other Than for Good Reason. Termination of the Executive’s employment by the Company for Cause or by the Executive other than for Good Reason does not constitute a Qualifying Termination.

3.6. Notice of Termination. Any termination of the Executive’s employment by the Company for Cause or by the Executive for Good Reason shall be communicated by a Notice of Termination. For purposes of this Agreement, a “Notice of Termination” shall mean a written notice which shall indicate the specific termination provision in this Agreement relied upon, and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision so indicated.

3.7. Release. This Section 3.7 shall apply notwithstanding anything else contained in this Agreement to the contrary. As a condition precedent to any Company obligation to the Executive pursuant to Section 3.3, the Executive (or, in the event of the Executive’s death following a Qualifying Termination, the Executive’s estate) shall, upon or promptly following the Executive’s Severance Date, provide the Company with a valid, executed, written release of claims (in the form attached hereto as Exhibit A or such similar form as the Company may reasonably require in the circumstances) (the “Release”), and such Release shall have not been revoked by the Executive (or the Executive’s estate, as applicable) pursuant to any revocation rights afforded by applicable law. The Company shall have no obligation to make any payment or provide any benefit to the Executive pursuant to Section 3.3 unless and until the Release contemplated by this Section 3.7 becomes irrevocable by the Executive (or the Executive’s estate, as applicable) in accordance with all applicable laws, rules and regulations.

3.8. Exclusive Remedy. The Executive agrees that the payments and benefits contemplated by Section 3.3 shall, if the Release contemplated by Section 3.7 is signed and the amounts paid, constitute the exclusive and sole remedy for any Qualifying Termination and in such case the Executive covenants not to assert or pursue any other remedies, at law or in equity, with respect to any such Qualifying Termination. The Company and the Executive acknowledge and agree that there is no duty of the Executive to mitigate damages under this Agreement, and there shall be no offset against any amounts due to the Executive under this Agreement on account of any remuneration attributable to any subsequent employment that the Executive may obtain.

3.9. WARN. In the event that the Executive becomes entitled to severance benefits hereunder, the payment or provision of such benefits by the Company shall be in full satisfaction of any obligations to or rights of the Executive under the Worker Adjustment and Retraining Notification Act (or any similar state, local or foreign law) as a result of the Executive’s termination of employment.

Article 4. Form and Timing of Severance Benefits; Tax Withholding

4.1. Form and Timing of Severance Benefits. The Severance Benefits described in Section 3.3(a), Section 3.3(b) and Section 3.3(e) shall be paid in cash to the Executive in a single lump sum as soon as practicable following the Severance Date, but in no event more than ten (10) days after the date that the Release delivered by the Executive to the Company pursuant to Section 3.7 becomes irrevocable by the Executive in accordance with applicable law; provided, however, that payment of any and all Severance Benefits are subject to the provisions of Section 9.13.

4.2. Withholding of Taxes. Notwithstanding anything else herein to the contrary, the Company may withhold (or cause there to be withheld, as the case may be) from any amounts otherwise due or payable under or pursuant to this Agreement such federal, state and local income, employment, or other taxes as may be required to be withheld pursuant to any applicable law or regulation.

Article 5. Section 280G. Notwithstanding any other provision herein, the Executive shall be covered by the provisions set forth in Exhibit B hereto, incorporated herein by this reference.

Article 6. Protective Covenants

6.1. Nondisclosure and Nonuse of Confidential Information. The Executive will not disclose or use at any time, either during that Executive’s employment by the Company or thereafter, any Confidential Information (as defined below) of which the Executive is or becomes aware, whether or not such information is developed by the Executive, except to the extent that such disclosure or use is directly related to and required by the Executive in his or her performance in good faith of his or her duties for the Company as assigned to him or her by the Company. The Executive will take all appropriate steps to safeguard Confidential Information in his or her possession and to protect it against disclosure, misuse, espionage, loss and theft. The Executive will deliver to the Company, at any time the Company may request, all memoranda, notes, plans, records, reports, computer tapes and software and other documents and data (and copies thereof) relating to the Confidential Information or the Work Product (as defined below) of the business of the Company or any of its affiliates which the Executive may then possess or have under his or her control. For purposes of this Agreement, the term “Confidential Information” means information that is not generally known to the public and that is used, developed or obtained by the Company in connection with its business, including, but not limited to, information, observations and data obtained by the Executive while employed by the Company or any or its predecessors (including those obtained prior to the Effective Date) concerning (a) the business or affairs of the Company (or such predecessors), (b) products or services, (c) fees, costs and pricing structures, (d) designs, (e) analyses, (f) drawings, photographs and reports, (g) computer software, including operating systems, applications and program listings, (h) flow charts, manuals and documentation, (i) data bases, (j) accounting and business methods, (k) inventions, devices, new developments, methods and processes, whether patentable or unpatentable and whether or not reduced to practice, (l) customers and clients and customer or client lists, (m) other copyrightable works, (n) all technology and trade secrets, (o) investments and potential investments, and (p) all similar and related information in whatever form. Confidential Information will not include any information that has been published in a form generally available to the public prior to the date the Executive proposes to disclose or use such information. Confidential Information will not be deemed to have been published merely because individual portions of the information have been separately published, but only if all material features comprising such information have been published in combination. For purposes of this Agreement, the term “Work Product” with respect to the Executive means all inventions, innovations, improvements, technical information, systems, software developments, methods, designs, analyses, drawings, reports, service marks, trademarks, trade names, logos and all similar or related information (whether patentable or unpatentable) which relates to the Company’s or any of its affiliates’ actual or anticipated business, research and development or existing or future products or services and which are conceived, developed or made by the Executive (whether or not during usual business hours and whether or not alone or in conjunction with any other person) while employed by the Company (including those conceived, developed or made prior to the Effective Date) together with all patent applications, letters patent, trademark, trade name and service mark applications or registrations, copyrights and reissues thereof that may be granted for or upon any of the foregoing. Notwithstanding anything else contained herein to the contrary, this Section 6.1 does not limit the Executive’s obligations under any other confidentiality, proprietary information or similar agreement to which the Executive is a party or otherwise bound.

Article 7. The Company’s Payment Obligation

7.1. Payment of Obligations Absolute. Except as provided in Section 3.7, Section 4.2 or Article 5, the Company’s obligation to make the payments and the arrangements provided for herein shall be absolute and unconditional, and shall not be affected by any circumstances, including, without limitation, any offset, counterclaim, recoupment, defense, or other right which the Company may have against the Executive or anyone else. All amounts payable by the Company hereunder shall be paid without notice or demand. Each and every payment made hereunder by the Company shall be final, and the Company shall not seek to recover all or any part of such payment from the Executive or from whoever may be entitled thereto, for any reasons whatsoever, except as otherwise provided in Article 5; provided that the Executive does not revoke the Release or otherwise take action to render the Release unenforceable.

7.2. Contractual Right to Benefits. This Agreement establishes and vests in the Executive a contractual right to the benefits to which he is entitled hereunder. The Company expressly waives any ability, if possible, to deny liability for any breach of its contractual commitment hereunder upon the grounds of lack of consideration, accord and satisfaction or any other defense. In any dispute arising after a Change in Control as to whether the Executive is entitled to benefits under this Agreement, there shall be a presumption that the Executive is entitled to such benefits and the burden of proving otherwise shall be on the Company. However, nothing herein contained shall require or be deemed to require, or prohibit or be deemed to prohibit, the Company to segregate, earmark, or otherwise set aside any funds or other assets, in trust or otherwise, to provide for any payments to be made or required hereunder.

7.3. Pension Plans; Duplicate Benefits. All payments, benefits and amounts provided under this Agreement shall be in addition to and not in substitution for any pension rights under the Company’s tax-qualified pension plans, supplemental retirement plans, nonqualified deferred compensation plans, bonus plans, and any disability, workers’ compensation or other Company benefit plan distribution that the Executive is entitled to as of his Severance Date. Notwithstanding the foregoing, this Agreement shall not create an inference that any duplicate payments shall be required. No payments made pursuant to this Agreement shall be considered compensation for purposes of any such benefit plan.

Article 8. Successors and Assignment

8.1. Successors to the Company. The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation, or otherwise) of all or substantially all of the business and/or assets of the Company or of any division or subsidiary thereof (the business and/or assets of which constitute at least fifty percent (50%) of the total business and/or assets of the Company) to expressly assume and agree to perform the Company’s obligations under this Agreement in the same manner and to the same extent that the Company would be required to perform them if such succession had not taken place.

8.2. Assignment by the Executive. This Agreement shall inure to the benefit of and be enforceable by the Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees, and legatees.

Article 9. Miscellaneous

9.1. Employment Status. Except as may be provided under any other written agreement between the Executive and the Company, the employment of the Executive by the Company is “at will,” and, prior to the effective date of a Change in Control, may be terminated by either the Executive or the Company at any time, subject to applicable law.

9.2. Beneficiaries. The Executive may designate one or more persons or entities as the primary and/or contingent Beneficiaries of any Severance Benefits owing to the Executive under this Agreement. If the Executive dies while any amount would still be payable to him hereunder had he continued to live, all such amounts, unless otherwise provided herein, shall be paid to the Executive’s Beneficiary in accordance with the terms of this Agreement. If the Executive has not named a Beneficiary, then such amounts shall be paid to the Executive’s devisee, legatee, or other designee, or if there is no such designee, to the Executive’s estate. The Executive may make or change such designation at any time, provided that any designation or change thereto must be on a Beneficiary Designation Form, a form of which is attached to as Exhibit C, or on such other form reasonably acceptable to the Committee.

9.3. Gender and Number. Where the context requires herein, the singular shall include the plural, the plural shall include the singular, and any gender shall include all other genders.

9.4. Section Headings. The section headings of, and titles of paragraphs and subparagraphs contained in, this Agreement are for the purpose of convenience only, and they neither form a part of this Agreement nor are they to be used in the construction or interpretation thereof.

9.5. Severability. If any provision of this Agreement or the application thereof is held invalid, the invalidity shall not affect other provisions or applications of this Agreement which can be given effect without the invalid provisions or applications and to this end the provisions of this Agreement are declared to be severable.

9.6. Entire Agreement. This Agreement, together with any employment agreement and any written agreement evidencing any stock option or other equity-based incentive award previously granted by the Company, embodies the entire agreement of the parties hereto respecting the matters within its scope. As of the Effective Date, this Agreement shall supersede all other agreements of the parties hereto that are prior to or contemporaneous with the Effective Date and that directly or indirectly bear upon the subject matter hereof, other than any prior employment or severance agreement or prior agreement relating to any right to indemnification the Executive may have from the Company or the Executive’s right to be covered under any applicable insurance policy, with respect to any liability the Executive incurred or may incur as an employee, officer or director of the Company or its affiliates. Any negotiations, correspondence, agreements, proposals or understandings prior to the Effective Date relating to the subject matter hereof shall be deemed to have been merged into this Agreement, and to the extent inconsistent herewith, such negotiations, correspondence, agreements, proposals, or understandings shall be deemed to be of no force or effect. There are no representations, warranties, or agreements, whether express or implied, or oral or written, with respect to the subject matter hereof, except as expressly set forth herein. This Agreement is an integrated agreement.

9.7. Modification. This Agreement may not be amended, modified or changed (in whole or in part), except by a formal, definitive written agreement expressly referring to this Agreement, which agreement is executed by both of the parties hereto.

9.8. Waiver. Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

9.9. Arbitration. Any controversy arising out of or relating to this Agreement, its enforcement or interpretation, or because of an alleged breach, default, or misrepresentation in connection with any of its provisions, or any other controversy arising out of the Executive’s employment, including, but not limited to, any state or federal statutory claims, shall be submitted to arbitration before a neutral arbitrator (the “Arbitrator”) (but in the event the parties fail to agree on a neutral arbitrator within ten (10) business days of a party raising the selection issue, the parties agree to select an arbitrator with the American Arbitration Association (“AAA”) through its selection process) and shall be conducted in accordance with the National Rules for the Resolution of Employment Disputes of the AAA as the exclusive forum for the resolution of such dispute; provided, however, that the Arbitrator must allow the discovery authorized by the California Arbitration Act or the discovery that the Arbitrator deems necessary for the parties to vindicate their respective claims or defenses. The arbitration shall take place in San Francisco, California or, at the Executive’s option, the county in which the Executive primarily worked with the Company at the time when the claim or controversy first arose. Provisional injunctive relief may, but need not, be sought by either party to this Agreement in a court of law while arbitration proceedings are pending, and any provisional injunctive relief granted by such court shall remain effective until the matter is finally determined by the Arbitrator. Final resolution of any dispute through arbitration may include any remedy or relief which the Arbitrator deems just and equitable, including any and all remedies provided by applicable state or federal statutes. At the conclusion of the arbitration, the Arbitrator shall issue a written decision that sets forth the essential findings and conclusions upon which the Arbitrator’s award or decision is based. Any award or relief granted by the Arbitrator hereunder shall be final and binding on the parties hereto and may be enforced by any court of competent jurisdiction. The parties hereto acknowledge and agree that they are hereby waiving any rights to trial by jury in any action, proceeding or counterclaim brought by either of the parties hereto against the other in connection with any matter whatsoever arising out of or in any way connected with this Agreement or the Executive’s employment. The parties agree hereto that the Company shall be responsible for payment of the forum costs of any arbitration hereunder, including the Arbitrator’s fee. The Executive and the Company further agree that in any proceeding to enforce the terms of this Agreement, the prevailing party shall be entitled to its or his reasonable attorneys’ fees and costs (other than forum costs associated with the arbitration) incurred by it or him in connection with resolution of the dispute in addition to any other relief granted. Notwithstanding this provision, the parties hereto may mutually agree to mediate any dispute prior to or following submission to arbitration.

9.10. Notices.

(a)	All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given and made if (i) delivered by hand, (ii) otherwise delivered against receipt therefor, or (iii) sent by registered or certified mail, postage prepaid, return receipt requested. Any notice shall be duly addressed to the parties hereto as follows:

(i) if to the Company:

CoTherix, Inc.

2000 Sierra Point Parkway, Suite 600

Brisbane, California 94005

Attn: Vice President, Legal Affairs

with a copy to:

O’Melveny & Myers LLP

275 Battery Street

San Francisco, California 94111

Attn: Michael J. Kennedy, Esq.

(ii) if to the Executive, at the last address of the Executive on the books of the Company.

(b) Any party may alter the address to which communications or copies are to be sent by giving notice of such change of address in conformity with the provisions of this Section 9.10 for the giving of notice. Any communication shall be effective when delivered by hand, when otherwise delivered against receipt therefor, or five (5) business days after being mailed in accordance with the foregoing.

9.11. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original as against any party whose signature appears thereon, and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties hereto reflected hereon as the signatories. Photographic copies of such signed counterparts may be used in lieu of the originals for any purpose.

9.12. Governing Law. This Agreement, and all questions relating to its validity, interpretation, performance and enforcement, as well as the legal relations hereby created between the parties hereto, shall be governed by and construed under, and interpreted and enforced in accordance with, the laws of the State of California, notwithstanding any California or other conflict of law provision to the contrary.

9.13. Section 409A.

(a)	Notwithstanding any provision of this Agreement to the contrary, if the Executive is a “specified employee” as defined in Section 409A of the Code (“Section 409A”), the Executive shall not be entitled to any payments upon a termination of his employment until the earlier of (i) the date which is six (6) months after his termination of employment for any reason other than death, or (ii) the date of the Executive’s death. Furthermore, with regard to any COBRA benefit to be provided upon a termination of employment, to the extent required by Section 409A, the Executive shall pay the premium for such benefit during the aforesaid period and be reimbursed by the Company therefor promptly after the end of such period. The provisions of this Section 9.13 shall only apply if, and to the extent, required to comply with Section 409A.

(b)	To the extent that this Agreement or any plan, program or award of the Company in which the Executive participates or which has been or is granted by the Company to the Executive, as applicable, is subject to Section 409A, the Company and the Executive agree that the terms and conditions of this Agreement and such other plan, program or award shall be construed and interpreted to the maximum extent reasonably possible, without altering the fundamental intent of the agreement, to comply with Section 409A.

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IN WITNESS WHEREOF, the Company and the Executive have executed this Agreement as of the Effective Date.

“COMPANY”

CoTherix, Inc., a Delaware corporation

By:	/s/ Christine E. Gray-Smith
Print Name:	Christine E. Gray-Smith
Title:	Executive Vice President and
Chief Financial Officer

“EXECUTIVE”

/s/ Donald J. Santel
Donald J. Santel